

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 51800 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Gleacher Partners LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)


SEC MAIL PROCESSING
RECEIVED
MAR
WASH

660 Madison Avenue
(No. and Street)

| New York | NY | 10021 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Trabulsi (212) 418-4296
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

| 750 Third Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

# OATH OR AFFIRMATION

I, Richard Trabulsi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gleacher Partners LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIE A. GENTILE
Notary Public, State of New York
No. 4979706
Qualified in Suffolk County
Commission Expires April 8, 20 07

Marie A. Gentile
Notary Public

Richard A. Trabulsi
Signature

Controller
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# GLEACHER PARTNERS LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2006

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

## INDEPENDENT AUDITORS' REPORT

To the Member
Gleacher Partners LLC

We have audited the accompanying statement of financial condition of Gleacher Partners LLC (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gleacher Partners LLC as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 27, 2007

## GLEACHER PARTNERS LLC

**Statement of Financial Condition**
**December 31, 2006**

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 3,949,945 |
| Securities owned, at fair value | 133,333 |
| Accounts receivable (net of allowance of $86,718) | 896,159 |
| Due from affiliates | 1,684,802 |
| Prepaid expenses | 123,819 |
| | $ 6,788,058 |
| **LIABILITIES** | |
| Accrued compensation and benefits | $ 1,470,229 |
| Due to affiliates | 29,680 |
| Accounts payable and accrued liabilities | 456,073 |
| Deferred revenue | 1,026,749 |
| | 2,982,731 |
| Commitments and contingencies | |
| **MEMBER'S EQUITY** | 3,805,327 |
| | $ 6,788,058 |

*See notes to statement of financial condition*

## GLEACHER PARTNERS LLC

**Notes to Statement of Financial Condition**
**December 31, 2006**

### NOTE A - ORGANIZATION

Gleacher Partners LLC (the "Company"), a limited liability company, was formed on April 1, 1999. Gleacher Holdings LLC (the "Parent") is the sole member of the Company. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company does not carry customer accounts; as such, it claims exemption from SEC Rule 15c3-3 pursuant to Section k(2)(ii) of that rule. The Company provides corporate and investment banking advisory services.

### NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**[1] Use of estimates:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

**[2] Securities transactions:**

Securities owned are recorded at fair value on a trade date basis. Securities not readily marketable have been valued at fair value as determined by management using various available data.

**[3] Cash and cash equivalents:**

Cash equivalents consist of operating cash and interest bearing accounts.

**[4] Income taxes:**

The Company is a single member limited liability company. As such, the member is responsible for income taxes that result from the Company's operations.

**[5] New accounting pronouncement:**

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 157 ("SFAS 157"), "Fair Value Measurements". SFAS 157 defines fair value and establishes a framework for measuring fair value. It also expands the disclosures about the use of fair value to measure assets and liabilities. SFAS 157 is effective the first year that begins after November 15, 2007. Management is currently evaluating the impact, if any, of the adoption of SFAS 157 on the Company's financial statements.

### NOTE C - DEFERRED CHARGES AND DEFERRED REVENUE

Deferred charges represent amounts paid to raise initial capital funds of the Mezzanine Investment Funds, alternative investment funds managed by the Company. These charges are amortized on a straight-line basis over five years, which is the initial period for which the Company is entitled to earn management fees.

Deferred revenue on the accompanying statement of financial condition represents the unearned portion of these management fees.

## NOTE D - REGULATORY REQUIREMENTS

As a broker-dealer registered with the SEC and the National Association of Securities Dealers, Inc., the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") and has elected to compute its net capital based upon the alternative method pursuant to SEC Rule 15c3-3. The Rule requires the maintenance of minimum net capital calculated at the greater of $250,000 or 2% of aggregate debit items. At December 31, 2006, the Company had net capital of $967,214 which was $717,214 in excess of its required net capital of $250,000.

## NOTE E - RETIREMENT PLAN

Employees of the Company may elect to participate in a defined contribution plan which meets the requirements of Section 401(k) of the Internal Revenue Code (the "Plan") to which the Company contributes up to 3% of eligible employee compensation as defined and vests over a three-year period.

## NOTE F - CONTINGENCIES

The Company has guaranteed the escrowed undistributed earnings of a fund managed by the Company to a third party, who is also a partner in the general partner of the fund. The maximum amount of the guarantee at December 31, 2006 is $4,216,000. In the opinion of management, the likelihood of events activating the terms of the guarantee are remote.

## NOTE G - RELATED PARTY TRANSACTIONS

The Company has entered into various service agreements with affiliates. The affiliates provide certain administrative services to the Company, including the use of premises and fixed assets and payment to certain third-party vendors for which the Company provides reimbursement.

Included in securities owned, at fair value on the accompanying statement of financial condition are investments in the Mezzanine Investment Funds totaling approximately $114,000.

Included in due from affiliates is a non interest bearing advance to an affiliate of approximately $407,000 and approximately $1,278,000 related to raising capital for a new Mezzanine Investment Fund.

END